3329099

ARTICLES OF INCORPORATION

I

The name of this corporation is **US-RUQUAN DAIRY PRODUCTION INT'L, INC.**

II

The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the **GENERAL CORPORATION LAW** of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

The name and address in the State of California of this corporation's initial agent for service of process is:

NAME: BAOSHI WANG

ADDRESS: 1004 W. WEST COVINA PKWY # 259
WEST COVINA, CA 91790

IV

This corporation is authorized to issue only one class of shares of stock; and the total number of shares which this corporation is authorized to issue is 250,000,000

(Tengkun Yu), **Incorporator**